Delisting Determination,The Nasdaq Stock Market, LLC,
November 7, 2008, PreVu, Incorporated. The Nasdaq Stock
Market, Inc. (the Exchange) has determined to remove from listing the common stock of PreVu, Incorporated
(the Company), effective at the opening of the trading session on November 17, 2008. Based on a review of the information provided by the Company, Nasdaq Staff determined that the Company no longer qualified for listing on the Exchange pursuant to Marketplace Rule
4450(a)(03). The Company was notified of the Staffs determination on June 3, 2008. The Company requested a review of the Staffs determination before the Listing
Qualifications Hearings Panel, but withdrew its request for a hearing on July 31, 2008 and trading in the Companys securities was suspended on August 4, 2008. The Staffs Determination to delist the Company became final on August 4, 2008.